Exhibit 4.6

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2019

(in US dollars)

November 8, 2019

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2019 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2018. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2019 and up to and including November 8, 2019.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported strong operating results for the third quarter ended September 30, 2019. Consolidated revenue growth was 33% relative to the same quarter in the prior year. The top-line performance included approximately 8% organic growth, with the balance from recent acquisitions, and resulted in growth in adjusted EBITDA, operating earnings and adjusted earnings per share. GAAP earnings per share were down versus the prior year period primarily as a result of accelerated backlog amortization in connection with our recent Global Restoration Holdings acquisition.

During the first three quarters of 2019, we acquired controlling interests in thirteen businesses, three in the FirstService Residential segment, and ten in the FirstService Brands segment, including the recent completion of our significant acquisition of Global Restoration Holdings. The total initial cash consideration for these acquisitions was $555.1 million. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the third quarter of 2019. These tuck-under acquisitions increase the geographic footprint and our service offering at FirstService Residential. The acquisitions also support the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets and expand our operations and broaden our service capabilities at Century Fire Protection. Our acquisition of Global Restoration Holdings provides us with a market leader in large loss and commercial property restoration and a platform for future growth both organically and through tuck-under acquisitions to expand its geographic footprint and increase its national client account coverage.

Results of operations - three months ended September 30, 2019

Revenues for our third quarter were $672.3 million, 33% higher than the comparable prior year quarter. On an organic basis, revenues were up 8% with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $77.1 million versus $59.4 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.5% of revenues versus 11.7% of revenues in the prior year quarter. Operating earnings for the third quarter were $49.7 million, up from $45.3 million of operating earnings in the prior year quarter.

Depreciation and amortization expense totalled $24.2 million for the quarter relative to $12.3 million for the prior year quarter, with the increase primarily related to our significant Global Restoration acquisition in the FirstService Brands segment.

Net interest expense was $12.7 million, versus $3.1 million recorded in the prior year quarter, with the difference primarily attributable to an increase in our average outstanding debt to finance the large Global Restoration acquisition.

The consolidated income tax rate for the quarter was 29%, compared to 25% of earnings before income tax in the prior year quarter, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was impacted by certain permanent non-deductible items in the quarter.

Net earnings for the quarter was $26.3 million, versus $31.7 million in the prior year quarter. The increase was attributable to the growth in operating earnings in both the FirstService Residential and FirstService Brands segments, offset by higher amortization and interest expense, as noted above.

The non-controlling interest (“NCI”) share of earnings was $2.1 million for the third quarter, relative to $3.7 million in the prior period, with the decrease primarily due to the significant purchases of NCI in the current year. The NCI redemption increment for the third quarter was $4.4 million, versus $2.2 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $375.2 million for the third quarter, up 13% versus the prior year quarter. The revenue increase included strong 8% organic growth, driven by new contract wins resulting from an active sales effort in recent periods. Adjusted EBITDA was $39.8 million, versus $35.9 million in the prior year quarter. Operating earnings for the third quarter were $33.0 million, versus $29.9 million for the third quarter of last year.

Third quarter revenues at our FirstService Brands segment were $297.1 million, up 70% relative to the prior year period. Organic growth within the division was 8%, with the balance of the significant revenue increase driven by acquisition activity, including contribution from the large Global Restoration transaction which closed late in the second quarter of this year. Organic growth was strong within our home improvement-driven brands, including California Closets, CertaPro Painters, and Floor Coverings International, as well as our Century Fire Protection operations. Adjusted EBITDA for the quarter was $40.8 million, or 13.7% of revenues, versus $26.6 million, or 15.2% of revenues, in the prior year period. Margin decline was principally driven by the addition of Global Restoration, which has lower margins than the overall division, as well as the impact of lower weather-related activity levels within our overall restoration platform, which includes both Global Restoration and Paul Davis Restoration. Operating earnings for the third quarter were $22.1 million, or 7.4% of revenues, versus $19.7 million, or 11.3% of revenues, in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.5 million for the quarter, relative to $3.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $5.4 million, versus $4.4 million in the prior year period, with the increase primarily attributable to stock-based compensation.

Results of operations - nine months ended September 30, 2019

Revenues for the nine months ended September 30, 2019 were $1.73 billion, 21% higher than the comparable prior year. Revenues on an organic basis were up 7% with the balance of growth coming from acquisitions.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $171.3 million versus $142.0 million reported in the comparable prior year period. The operating loss for the period was $205.8 million, down from $98.7 million of operating earnings in the prior year period, with the decrease attributable to the settlement of the long-term incentive arrangement (“LTIA”) with our Founder and Chairman in the amount of $314.4 million.

We recorded depreciation and amortization expense of $51.0 million for the nine month period relative to $37.0 million for the prior year period, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment, including our significant Global Restoration acquisition.

Net interest expense for the nine month period was $21.1 million, up from $9.2 million recorded in the prior year period. The increase was driven primarily by the increase in our average outstanding debt versus the prior year to finance the Global Restoration acquisition.

Other income of $6.4 million was primarily due to the gain on sale from two small, non-core divestitures: (i) our Arizona and Florida-based landscaping operations; and (ii) our national accounts commercial painting operations, both occurring in the second quarter of the current year.

Our consolidated income tax rate for the nine month period was negative 9%, compared to 21% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was affected by the settlement of the LTIA, which is not deductible for tax purposes.

Net loss for the nine month period was $241.2 million, versus net earnings of $70.5 million in the prior year period. The decrease was attributable to the settlement of the LTIA.

The non-controlling interest (“NCI”) share of earnings was $6.3 million for the nine month period, relative to $8.9 million in the prior year period, with the decrease primarily attributable to the significant purchases of NCI in the current year. The NCI redemption increment for the third quarter was $9.4 million, versus $7.1 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

Our FirstService Residential segment reported revenues of $1.06 billion for the nine month period, up 13% over the prior year period. Organic revenue growth was 7%, primarily driven by new contract wins and was broad-based across most markets. Adjusted EBITDA was $100.8 million relative to $86.8 million in the prior year period. Operating earnings were $81.4 million for the nine month period, relative to $68.8 million in the prior year period.

Year-to-date revenues at FirstService Brands were $666.9 million, an increase of 37% relative to the prior year period. Organic growth was 7%, while acquisitions contributed the remaining balance. Organic revenue growth resulted primarily from strong performance at our California Closets and Century Fire Protection company-owned operations, as well as from higher system-wide sales at several of our home improvement-driven franchised brands. Adjusted EBITDA for the period was $80.3 million, or 12.0% of revenues, versus $64.5 million, or 13.3% of revenues, for the prior year period. Operating earnings were $46.7 million, or 7.0% of revenues, versus $44.0 million, or 9.1% of revenues, in the prior year period. The margins were negatively impacted by our recently acquired Global Restoration operation, which has lower margins than the overall division. The decline in margins was also due to weaker performance at our Paul Davis Restoration company-owned operations, which experienced lower weather-related activity levels and job volumes. Our operating earnings margin was also impacted by increased intangible amortization from the Global Restoration acquisition.

Corporate costs, as presented in Adjusted EBITDA, for the nine month period were $9.8 million, relative to $9.3 million in the prior year period. On a GAAP basis, corporate costs were $333.9 million versus $14.1 million in the prior year period, with the increase primarily attributable to the settlement of the LTIA.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2019
Revenues	$485,655	$573,908	$672,253
Operating earnings	12,930	(268,470)	49,698
Net earnings per share
Basic	0.06	(7.48)	0.51
Diluted	0.06	(7.48)	0.50

YEAR ENDED DECEMBER 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313
Operating earnings	11,073	42,350	45,298	28,847
Net earnings per share
Basic	0.17	0.63	0.72	0.32
Diluted	0.17	0.62	0.70	0.31

YEAR ENDED DECEMBER 31, 2017
Revenues	$380,349	$441,666	$463,379	$443,637
Operating earnings	8,971	35,266	34,019	26,706
Net earnings per share
Basic	0.12	0.50	0.42	0.39
Diluted	0.12	0.49	0.41	0.38

OTHER DATA
Adjusted EBITDA - 2019	$29,150	$65,031	$77,144
Adjusted EBITDA - 2018	25,414	57,118	59,426	$48,653
Adjusted EBITDA - 2017	20,127	47,076	52,624	39,485
Adjusted EPS - 2019	0.30	1.12	0.92
Adjusted EPS - 2018	0.25	0.86	0.89	0.62
Adjusted EPS - 2017	0.16	0.60	0.73	0.49

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and other franchised operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Income tax	10,872	10,508	20,650	19,121
Other income, net	(229)	25	(6,353)	(78)
Interest expense, net	12,719	3,101	21,060	9,185
Operating earnings (loss)	49,698	45,298	(205,842)	98,721
Depreciation and amortization	24,181	12,277	51,033	36,963
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Stock-based compensation expense	1,772	1,233	6,382	4,547
Adjusted EBITDA	$77,144	$59,426	$171,325	$141,958

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Non-controlling interest share of earnings	(2,057)	(3,653)	(6,262)	(8,888)
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Amortization of intangible assets	13,029	4,343	22,235	12,993
Stock-based compensation expense	1,772	1,233	6,382	4,547
Stock-based compensation tax adjustment for US GAAP change	-	(87)	(2,854)	(3,124)
Income tax on adjustments	(3,848)	(1,450)	(8,149)	(4,560)
Non-controlling interest on adjustments	(374)	(132)	(542)	(388)
Adjusted net earnings	$36,351	$32,536	$89,363	$72,800

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2019	2018	2019	2018

Diluted net earnings (loss) per share	$0.50	$0.70	$(6.84)	$1.49
Non-controlling interest redemption increment	0.11	0.06	0.25	0.19
Settlement of long-term incentive arrangement	-	-	8.37	-
Acquisition-related items	0.04	0.02	0.12	0.05
Amortization of intangible assets, net of tax	0.24	0.08	0.43	0.26
Stock-based compensation expense, net of tax	0.03	0.03	0.13	0.09
Stock-based compensation tax adjustment for US GAAP change	-	-	(0.08)	(0.09)
Adjusted earnings per share	$0.92	$0.89	$2.38	$1.99

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2019 was $64.6 million, versus $81.4 million in the prior year period. The decrease in operating cash flow was primarily attributable to the cash payment in connection with the settlement of the LTIA. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2019, capital expenditures were $34.1 million, versus $29.7 million for the prior year period. Significant capital purchases this year include service vehicles in the FirstService Brands segment, as well as information technology system and hardware investments in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2019 are expected to be around $50 million.

In October 2019, we paid a quarterly dividend of $0.15 per share on the Common Shares in respect of the quarter ended September 30, 2019.

Net indebtedness as at September 30, 2019 was $843.5 million, versus $268.2 million at December 31, 2018. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at September 30, 2019 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $93.6 million of available un-drawn credit as of September 30, 2019.

In June 2019, in connection with the acquisition of Global Restoration, we entered into a $890 million amended and restated credit facility, consisting of our existing $450 million revolving credit facility and a new $440 million term loan. The maturity date of the revolving credit facility remains January 2023, and the maturity date of the term loan is June 2024.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $11.5 million as at September 30, 2019 ($13.3 million as at December 31, 2018) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to July 2022. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of September 30, 2019 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2019:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$940,103	$2,584	$105,190	$802,329	$30,000
Interest on long-term debt	177,124	45,013	80,410	49,523	2,178
Capital lease obligations	9,637	3,683	4,438	1,516	-
Contingent acquisition consideration	11,478	6,637	4,841	-	-
Operating leases	136,497	8,785	61,173	35,244	31,295

Total contractual obligations	$1,274,839	$66,702	$256,052	$888,612	$63,473

At September 30, 2019, we had commercial commitments totaling $6.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 4.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2019	2018

FirstService Residential	$59,897	$80,631
FirstService Brands	93,864	68,501
	$153,761	$149,132

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2019, the RNCI recorded on the balance sheet was $157.3 million. The purchase prices of the RNCI may be satisfied in cash or in Common Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2019 would be $0.31 and the accretion to adjusted EPS would be $0.06.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 11 and 17 to the December 31, 2018 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2018, except as noted below.

On January 1, 2019, FirstService adopted ASU 842, Leases, using the modified retrospective approach. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification.

We have lease agreements with lease and non-lease components, and have elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). We have also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

The standard had a material impact on our consolidated balance sheet, the primary impact being the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged. The standard did not impact our consolidated net earnings and had no impact on cash flows.

Impact of recently issued accounting standards

In June 2016, FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. In November 2018, FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will become effective beginning January 1, 2020 and will require a cumulative-effect adjustment to accumulated retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact of this guidance on our consolidated financial statements.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2019 was $0.8 million (2018 - $0.7 million).

As at September 30, 2019, the Company had $2.6 million of loans receivable from minority shareholders (December 31, 2018 - $2.1 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote in respect of each Common Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 39,330,957 Common Shares. In addition, as at the date hereof, 1,639,100 Common Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2019 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events except as required by securities law.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.